NEWS RELEASE

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED
GROUP CORPORATE COMMUNICATIONS

24th Floor, Two Exchange Square, 8 Connaught Place, Hong Kong
Tel: (852) 2842 4388 Email: info@firstpac.com.hk Fax: (852) 2845 9243
http: //www.firstpacco.com
(Incorporated in Bermuda with limited liability)

Monday, 6 November 2006

METRO PACIFIC ANNOUNCES 9 MONTHS 2006 RESULTS; MPIC RELEASES PRO-FORMA RESULTS; MPIC TENDER OFFER PROCEEDING

The attached press release was released today in Manila by Metro Pacific Corporation (Metro Pacific), in which the First Pacific Group holds an economic interest of 76.1 per cent.

Metro Pacific is a Manila, Philippines-based holding company listed on the Philippine Stock Exchange. It is currently undergoing a program of reorganization and recapitalization which is expected to be completed before the end of 2006. Further information on Metro Pacific can be found at www.metropacific.com.

Metro Pacific Investments Corporation (MPIC) is a Philippines-based investment holding and management company which is formed to undertake a comprehensive reorganization and recapitalization plan with Metro Pacific, launched in early 2006. MPIC is expected to replace Metro Pacific as a newly-listed entity on the Philippine Stock Exchange before the end of 2006. MPIC's initial business activity will be focused on its rapidly growing real estate subsidiary, Landco Pacific Corporation. However, its business activities are intended to expand into high-growth sectors of the Philippine economy, such as infrastructure.

* * *

For details, please contact:

David C. Nugent Tel: 632-888-0888 / 29
VP, Media & Corporate Communications
Metro Pacific Corporation


06018451



FOR IMMEDIATE RELEASE

METRO PACIFIC ANNOUNCES 9 MONTHS 2006 RESULTS; MPIC RELEASES PRO-FORMA RESULTS; MPIC TENDER OFFER PROCEEDING

MANILA, PHILIPPINES, 6TH November 2006 – Metro Pacific Corporation ("Metro Pacific") (PSE: MPC) today reported a net loss of Pesos 477.9 million, resulting from the effect of various non-recurring provisions made during the first six months of 2006 and from poor performance by Negros Navigation Company ("Nenaco") during the third quarter.

Metro Pacific presently has only one operating business, which is Nenaco. Metro Pacific's entire shareholding in Landco Pacific Corporation ("Landco") was sold to Metro Pacific Investments Corporation ("MPIC") last 30th April 2006. As a result, a discussion of MPIC's pro-forma 9 months results is also included in this announcement, reflecting the ongoing transition from Metro Pacific to MPIC.

2006 Consolidated 9 Months Results for Metro Pacific

In an industry presently suffering from widespread over-capacity and decreasing margins, Nenaco's reduced fleet – 6 vessels in operation in 2006 versus 9 in 2005 - carried lower volumes of passengers and cargo during the first 9 months of 2006. This resulted in Metro Pacific reporting lower consolidated revenues of Pesos 1.99 billion for the first 9 months of 2006, compared with revenues of Pesos 2.5 billion for the same period in 2005. Consolidated cost of sales, which include vessel operating costs, stood at Pesos 1.79 billion for the period, a decrease from the Pesos 2.2 billion incurred last year, due to Nenaco's reduced operations and to enhanced cost controls. Financing charges were reported at Pesos 162.3 million for the first 9 months of 2006, compared with Pesos 136.9 million for the same period in 2005, due to increased interest charges incurred by Nenaco.

The consolidated results of Metro Pacific reflect Landco's operations only until 30th April 2006.

2006 Pro Forma Consolidated 9 Months Results for MPIC

MPIC's pro forma 9 months results differ from Metro Pacific's in that it reflects the full 9 months results for Landco and start-up costs for MPIC. As of 6th November 2006 MPIC reported a pro-forma net loss of Pesos 492.2 million for the first 9 months of 2006, attributable to continued losses at Nenaco, and the continued effect of various non-recurring provisions previously made. MPIC reported pro forma consolidated revenues of Pesos 2.51 billion for the period, reflecting increased revenues by Landco. Pro forma cost of sales stood at Pesos 1.984 billion in 2006 versus Pesos 2.183 billion in 2005, reflecting Nenaco's reduced operations. Pro forma financing charges of Pesos 160.1 million were reported for the first nine months of 2006, due to increased interest charges incurred by Nenaco.

By itself, Landco reported a net profit of Pesos 43.8 million for the first 9 months of 2006, due to healthy take up at new and expansion projects. The initial, core business of MPIC, Landco is presently engaged in an aggressive effort to expand its product portfolio and its business.

MPIC Tender Offer Proceeding; Reorganization and Recapitalization Plan Nearing Completion

On October 27th 2006 MPIC launched a tender offer for the common shares held by the minority shareholders of Metro Pacific. The tender is being made to enable these minority shareholders to migrate to the new and debt-free MPIC. Under terms of the tender, 1 new MPIC share plus three attached warrants is being offered in exchange for every 4 Metro Pacific shares outstanding. Each warrant will entitle a shareholder to subscribe for its equivalent of 1 common share of MPIC at a par value of ₱ 1.00 per share. The tender offer will close on Tuesday, 28th November 2006, after which it is anticipated that MPIC will soon list on the Philippine Stock Exchange (PSE) and Metro Pacific will withdraw its PSE listing. Shareholders are encouraged to call the nationwide, toll-free MPIC tender hotline at 1-800-10-888-0888 for any inquiries and assistance.

Comments

"We are in discussion with a number of parties in order to find ways to address effectively Nenaco's losses, and to enable that business to determine its own growth trajectory and its future. Moving forward, we are focused on the ongoing MPIC tender offer and in completing the reorganization and recapitalization plan. The result will be a well-capitalized and listed MPIC with considerable growth opportunities for the future," said Jose Ma. K. Lim, Metro Pacific President and CEO.

--- End ---

For details, please contact:

David C. Nugent - +632-888-0888/29
VP, Media & Corporate Communications

METRO PACIFIC CORPORATION
CONSOLIDATED STATEMENTS OF INCOME / (LOSS)
(Unaudited)

For the periods ended 30 September (In thousand pesos)	2006	2005
Revenues	1,989,091	2,509,278
Cost of sales	(1,793,095)	(2,183,479)
Gross Profit	195,996	325,799
Operating expenses	(201,625)	(341,080)
Equity in net profits of affiliated companies	6,060	9,213
Financing charges, net	(162,309)	(136,900)
Other (expense) / income, net	(248,232)	315,495
(Loss) / income before taxation	(410,110)	172,527
Taxation	(34,829)	(15,405)
Net (loss) / income for the period	(444,939)	157,122
Attributable to:		
Equity holders of the parent	**(477,905)**	**100,894**
Outside interests	32,966	56,228
	(444,939)	157,122
Basic (loss) / earning per share (in centavos)	(50.70)	7.68
Basic weighted average number of common shares in issue (in thousands)	942,675	930,174

METRO PACIFIC CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited)

As at (in thousand Pesos)	30 September 2006	31 December 2005
ASSETS		
Current assets		
Cash and cash equivalents	53,685	239,239
Receivables - net	367,385	1,222,231
Real estate for sale - net	374,347	1,567,057
Due from related parties - net	536,542	222,657
Available-for-sale financial assets	403,001	637,544
Non-current assets held for sale	123,249	151,507
Prepayments and other current assets - net	160,031	265,495
Total Current Assets	2,018,240	4,305,730
Noncurrent Assets		
Investments in associates - at equity	47,932	760,382
Available-for-sale financial assets	1,345	210,120
Property and equipment - net	1,345,356	1,790,573
Long-term receivables - net of current portion	-	514,595
Deferred tax assets	240	152,847
Other noncurrent assets	103,107	333,338
Total Noncurrent Assets	1,497,980	3,761,855
TOTAL ASSETS	3,516,220	8,067,585
LIABILITIES AND EQUITY		
Current liabilities		
Loans payable	452,529	718,054
Trade payable	273,576	609,682
Accrued expenses and other current liabililities	664,451	1,587,190
Income tax payable	41,250	32,758
Due to related parties	79,511	1,060,308
Provisions	384,441	631,398
Current portion of long-term debts	160,965	282,268
Current portion of other long-term liabilites and provisions	-	151,061
Total Current Liabilities	2,056,723	5,072,719
Noncurrent Liabilities		
Deferred tax liabilities	274,839	364,913
Due to a related party	15,208	17,083
Long-term debts - net of current portion	1,180,487	1,394,275
Other long-term liabilities - net of current portion	10,367	351,045
Total Noncurrent Liabilities	1,480,901	2,127,316
Total Liabilities	3,537,624	7,200,035
Total Equity		
Capital stock	952,800	19,055,974
Additional paid-in capital	-	9,690,384
Change in fair value of available-for-sale financial assets	380	21,153
Other reserve	117,711	-
Treasury stock	(2,500)	(1,033,000)
Deficit	(1,197,060)	(27,482,212)
(Deficit) / equity attributable to equity holders of the parent	(128,669)	252,299
Outside interests	107,265	615,251
Total (Deficit) / Equity	(21,404)	867,550
TOTAL LIABILITIES AND EQUITY	3,516,220	8,067,585

METRO PACIFIC INVESTMENTS CORPORATION
PRO FORMA CONSOLIDATED STATEMENTS OF INCOME / (LOSS)
(Unaudited)

For the periods ended 30 September (In thousand pesos)	2006	2005
Revenues	2,513,411	2,509,278
Cost of sales	(1,984,697)	(2,183,479)
Gross Profit	528,714	325,799
Operating expenses	(503,481)	(341,080)
Equity in net profits of affiliated companies	12,048	9,213
Financing charges, net	(160,104)	(136,900)
Other (expense) / income, net	(270,231)	315,495
(Loss) / income before taxation	(393,054)	172,527
Taxation	(64,608)	(15,405)
Net (loss) / income for the period	(457,662)	157,122
Attributable to:		
Equity holders of the parent	**(492,254)**	**100,894**
Outside interests	34,592	56,228
	(457,662)	157,122

METRO PACIFIC INVESTMENTS CORPORATION

PRO FORMA CONSOLIDATED BALANCE SHEETS

(Unaudited)

As at (in thousand Pesos)	30 September 2006	31 December 2005
ASSETS		
Current assets		
Cash and cash equivalents	155,643	239,239
Receivables - net	1,684,895	1,222,231
Real estate for sale - net	1,644,466	1,567,057
Due from related parties - net	235,879	222,657
Available-for-sale financial assets	403,001	637,544
Non-current assets held for sale	123,249	151,507
Prepayments and other current assets - net	197,983	265,495
Total Current Assets	4,445,116	4,305,730
Noncurrent Assets		
Investments in associates - at equity	465,472	760,382
Available-for-sale financial assets	207,095	210,120
Property and equipment - net	1,559,160	1,790,573
Long-term receivables - net of current portion	460,581	514,595
Deferred tax assets	151,385	152,847
Other noncurrent assets	274,676	333,338
Total Noncurrent Assets	3,118,369	3,761,855
TOTAL ASSETS	7,563,485	8,067,585

LIABILITIES AND EQUITY		
Current liabilities		
Loans payable	614,519	718,054
Trade payable	597,257	609,682
Accrued expenses and other current liabililities	1,628,591	1,587,190
Income tax payable	52,060	32,758
Due to related parties	142,137	1,060,308
Provisions	384,441	631,398
Current portion of long-term debts	271,042	282,268
Current portion of other long-term liabilites and provisions	122,619	151,061
Total Current Liabilities	3,812,666	5,072,719
Noncurrent Liabilities		
Deferred tax liabilities	368,959	364,913
Due to a related party	15,208	17,083
Long-term debts - net of current portion	1,356,903	1,394,275
Other long-term liabilities - net of current portion	438,512	351,045
Total Noncurrent Liabilities	2,179,582	2,127,316
Total Liabilities	5,992,248	7,200,035
Total Equity		
Equity attributable to equity holders of the parent	612,580	252,299
Outside interests	958,657	615,251
Total Equity	1,571,237	867,550
TOTAL LIABILITIES AND EQUITY	7,563,485	8,067,585

Publication: South China Morning Post **Date:** 6 November 2006
Page: Classified 5 **Where Published:** Hong Kong

FPC Exemption No. (82-836)


FIRST
PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 00142)

ANNOUNCEMENT
CONTINUING CONNECTED TRANSACTIONS

The Company announces that each of the Insured Indofood Entities, being Indofood and divisions of, or for the purposes of Rule 1.01 of the Listing Rules, subsidiaries of Indofood, which is in turn a 51.5% owned subsidiary of the Company, have entered into a series of transactions with ACA and IBU respectively, principally relating to the provision of insurance by ACA and IBU covering portions of the inventories, property, plant and equipment, vehicles, marine cargo and other assets of the Insured Indofood Entities.

ACA is owned, as to 67.42% of its issued share capital, by Mr. Anthoni Salim and his Associates. IBU is wholly owned by the Salim Family. Therefore, according to Rule 1.01 of the Listing Rules, ACA and IBU are both Associates of Mr. Anthoni Salim. As Mr. Anthoni Salim is the Chairman, a Non-executive Director and a substantial shareholder of the Company, ACA and IBU are connected persons of the Company under Rule 14A.11 of the Listing Rules.

Accordingly, each of the Transactions constitutes a connected transaction of the Company under Rule 14A.13(1)(a) of the Listing Rules. As they are connected transactions involving the provision of services, which are carried out on a continuing or recurring basis and are expected to extend over a period of time, and are in the ordinary course of business of the Insured Indofood Entities, each of the Transactions are, according to the meaning given to it in Rule 14A.14 of the Listing Rules, continuing connected transactions.

Each of the Transactions entered into between Indofood and ACA concern separate master agreements for the provision of property all risks, earthquake and vehicle insurance by ACA in relation to assets of the Insured Indofood Entities. The master agreements establish the basis on which insurance policies can (but are not required to) be taken out by Indofood. The master agreements prescribe the period of cover for the property all risks insurance and earthquake insurance as from 31st December 2005 to 31st December 2006, following which the property all risks insurance is automatically renewed for a period of one year. The terms of the earthquake insurance do not state that it is to be automatically renewed. The master agreement in relation to vehicle insurance prescribes the period of cover as being is from 1st July 2006 to 1st July 2007.

Each of the Transactions entered into between members of the Insured Indofood Entities and IBU concern two agreements, in accordance with the terms of each, Indofood (in the case of the first agreement) and certain members of the Insured Indofood Entities (in the case of the second agreement) respectively, have agreed with independent third party insurance companies for the provision of marine cargo insurance in relation to assets of the Insured Indofood Entities. IBU is not a party to these agreements, however it acted as insurance broker in relation to these agreements for and on behalf of the Insured Indofood Entities and independent third party insurance companies respectively. In accordance with the terms of these two agreements, the periods of cover for these Transactions are, in accordance with the terms of the first agreement, from 1st December 2005 to 1st December 2006 and, in accordance with the terms of the second agreement, from 14th April 2006 to 14th April 2007, respectively. The practice of IBU serving as insurance broker for the provision of marine cargo insurance to the Insured Indofood Entities was discontinued on 1st November 2006.

The master agreements entered into between Indofood and ACA and the Insured Indofood Entities and IBU, respectively, establish a framework under which policies of insurance may be requested and written. They do not require any particular insurance policies to be written or premia paid. Accordingly, when the master agreements were entered into they were exempt from the disclosure and approval requirements of Chapter 14A of the Listing Rules under Rule 14A.33(3). Subsequently, as insurance policies were requested and written under the master agreements, the premia payable under those insurance policies, on an aggregate basis, reached 0.1% of the relevant percentage ratios (based on the consideration ratio, as defined in Rule 14.07 of the Listing Rules) and the Transactions became discloseable, but still exempt from independent shareholders' approval requirement, under Rule 14A.34 of the Listing Rules. That the Transactions became discloseable was evident from Indofood's periodic financial statements which became available at the end of August 2006, following which the Company took the necessary steps to gather (and where necessary translate) the necessary supporting documents and other information required from the Indofood Group in Indonesia to formulate this announcement and verify the details of the underlying arrangements described in it, in order to enable this announcement to be published.

The relevant percentage ratios (as defined in the Listing Rules) applicable to the aggregate Annual Cap in respect of the Transactions is therefore more than 0.1% but does not exceed 2.5% and, accordingly, each of these Transactions is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules, and is exempt from the independent shareholders' approval requirements of Chapter 14A of the Listing Rules.

Under Rule 14A.35(2) of the Listing Rules, the Company is required to set an Annual Cap for each continuing connected transaction. Under Rule 14A.25 of the Listing Rules, for the purposes of compliance with Chapter 14A of the Listing Rules, the Transactions have been aggregated. The proposed aggregate Annual Cap for all the Transactions for the year ending 31st December 2006 is US$3.6 million. On the basis that the Transactions will continue beyond this date, and that as the practice of IBU serving as insurance broker for the provision of marine cargo insurance to the Insured Indofood Entities was discontinued on 1st November 2006, the proposed aggregate Annual Cap for all the Transactions for the year ending 31st December 2007 is US$3.0 million.

Details of the Transactions will be included in the published annual reports of the Company for the financial year ending 31st December 2006 in accordance with Rule 14A.45 of the Listing Rules.

INTRODUCTION

Each of the Insured Indofood Entities, being Indofood and divisions of, or for the purposes of Rule 1.01 of the Listing Rules, subsidiaries of Indofood, have entered into a series of transactions with ACA and IBU respectively, principally relating to the provision of insurance by ACA and IBU in covering portions of the inventories, property, plant and equipment, vehicles, marine cargo and other assets of the Insured Indofood Entities.

Each of the Transactions entered into between Indofood and ACA concern separate master agreements for the provision of property all risks, earthquake and vehicle insurance by ACA in relation to assets of the Insured Indofood Entities. The master agreements establish the basis on which insurance policies can (but are not required to) be taken out by Indofood. The master agreements prescribe the period of cover for the property all risks insurance and earthquake insurance, as from 31st December 2005 to 31st December 2006, following which the property all risks insurance is automatically renewed for a period of one year. The terms of the earthquake insurance do not state that it is to be automatically renewed. The master agreement in relation to vehicle insurance prescribes the period of cover as being from 1st July 2006 to 1st July 2007.

Each of the Transactions entered into between members of the Insured Indofood Entities and IBU concern two agreements, in accordance with the terms of each, Indofood (in the case of the first agreement) and certain members of the Insured Indofood Entities (in the case of the second agreement) respectively, have agreed with independent third party insurance companies for the provision of marine cargo insurance in relation to assets of the Insured Indofood Entities. IBU is not a party to these agreements, however it acted as insurance broker in relation to these agreements for and on behalf of the Insured Indofood Entities and independent third party insurance companies respectively. In accordance with the terms of these two agreements, the periods of cover for these Transactions are, in accordance with the terms of the first agreement, from 1st December 2005 to 1st December 2006 and, in accordance with the terms of the second agreement, from 14th April 2006 to 14th April 2007, respectively. The practice of IBU serving as insurance broker for the provision of marine cargo insurance to the Insured Indofood Entities was discontinued on 1st November 2006.

The consideration paid by the Insured Indofood Entities to ACA in relation to the Transactions has been determined in accordance with market rates.

CLASSIFICATION AS CONTINUING CONNECTED TRANSACTIONS

ACA is owned, as to 67.42% of its issued share capital, by Mr. Anthoni Salim and his Associates. IBU is wholly owned by the Salim Family. Therefore, in accordance with Rule 1.01 of the Listing Rules, ACA and IBU are both Associates of Mr. Anthoni Salim. As Mr. Anthoni Salim is the Chairman, a Non-executive Director and a substantial shareholder of the Company, ACA and IBU are connected persons of the Company under Rule 14A.11 of the Listing Rules.

Accordingly, each of the Transactions constitutes a connected transaction of the Company under Rule 14A.13(1)(a) of the Listing Rules. As they are connected transactions involving the provision of services, which are carried out on a continuing or recurring basis and are expected to extend over a period of time, and are in the ordinary course of business of the Insured Indofood Entities, each of the Transactions are, in accordance with the definition given in Rule 14A.14 of the Listing Rules, continuing connected transactions.

ANNUAL CAPS AND BASIS OF CALCULATION

Under Rule 14A.35(2) of the Listing Rules, the Company is required to set an Annual Cap for each continuing connected transaction. Under Rule 14A.25 of the Listing Rules, for the purposes of compliance with Chapter 14A of the Listing Rules, the Transactions have been aggregated. The proposed aggregate Annual Caps, and the portions of the Annual Caps attributable to the Transactions entered into with ACA and IBU, respectively, for the years ending 31st December 2006 and 31st December 2007, are set out in the table below –

Year ending	Annual Cap (US$ millions)	Portion of Annual Cap attributable to Transactions with ACA (US$ millions)	Portion of Annual Cap attributable to Transactions with IBU (US$ millions)
31st December 2006	3.6	3.0	0.6
31st December 2007	3.0	3.0	nil (*)

(*) *The practice of IBU serving as insurance broker for the provision of marine cargo insurance to the Insured Indofood Entities was discontinued on 1st November 2006.*

The starting point for determining the Annual Cap is the aggregate sums paid by the Insured Indofood Entities to ACA and IBU respectively as consideration for the provision of insurance services under the Transactions as at the date of this Announcement. In terms of the relevant percentage ratios, the aggregate sums paid have exceeded 0.1%, which has resulted in the Transactions being subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules. The Annual Caps for the financial years ending 31st December 2006 and 31st December 2007 have been calculated by reference to these figures and the projected transaction values based on the anticipated operation and business activities of the Insured Indofood Entities as forecast by its management for that period.

For those agreements that either have, or may, if renewed, have an expiry date after 31st December 2007 the Company shall make appropriate arrangements to disclose the caps for the relevant transactions for the year ending 31st December 2008 and other applicable years.

IMPLICATIONS UNDER THE LISTING RULES

The master agreements entered into between Indofood and ACA and the Insured Indofood Entities and IBU, respectively, establish a framework under which policies of insurance may be requested and written. They do not require any particular insurance policies to be written or premia paid. Accordingly, when the master agreements were entered into they were exempt from the disclosure and approval requirements of Chapter 14A of the Listing Rules under Rule 14A.33(3). Subsequently, as insurance policies were requested and written under the master agreements, the premia payable under those insurance policies, on an aggregate basis, reached 0.1% of the relevant percentage ratios (based on the consideration ratio, as defined in Rule 14.07 of the Listing Rules) and the Transactions became discloseable, but still exempt from independent shareholders' approval requirement, under Rule 14A.34 of the Listing Rules. That the Transactions became discloseable was evident from Indofood's periodic financial statements which became available at the end of August 2006, following which the Company took the necessary steps to gather (and where necessary translate) the necessary supporting documents and other information required from the Indofood Group in Indonesia to formulate this announcement and verify the details of the underlying arrangements described in it, in order to enable this announcement to be published.

The relevant percentage ratios applicable to the aggregate Annual Cap in respect of the Transactions exceed 0.1% but do not exceed 2.5% and, therefore in accordance with Rule 14A.34 of the Listing Rules, each of the Transactions is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules, and is exempt from the independent shareholders' approval requirements of Chapter 14A of the Listing Rules.

Details of the Transactions will be included in the published annual reports of the Company for the financial year ending 31st December 2006 in accordance with Rule 14A.45 of the Listing Rules.

REASONS FOR ENTERING INTO OF CONTINUING CONNECTED TRANSACTIONS

The Insured Indofood Entities have entered into the Transactions as part of their regular ongoing business arrangements in relation to the business and operations of the Indofood Group.

The reasons for entering and the benefits which are expected to accrue to the Indofood Group and the Company as a result of the Transactions are the insurance of assets owned by members of the Insured Indofood Entities at competitive rates by companies which are considered to be among the largest insurance providers in Indonesia.

VIEWS OF THE DIRECTORS

The Directors (including the Independent Non-executive Directors of the Company) consider that the Transactions have been entered into on normal commercial terms, that such terms are fair and reasonable and that they are in the best interests of the Company and its shareholders as a whole.

INFORMATION IN RESPECT OF THE COUNTERPARTIES

Each of ACA and IBU are engaged in the business of providing insurance services in Indonesia. ACA is considered as one of the big five insurance companies in Indonesia and has 39 branches and 32 representative offices. IBU is considered one of the leading insurance brokers in Indonesia. ACA and IBU are Associates of Mr. Anthoni Salim, the Chairman, a Non-executive Director and a substantial shareholder of the Company. Accordingly, ACA and IBU are both connected persons under Rule 14A.11 of the Listing Rules.

INFORMATION IN RESPECT OF THE COMPANY AND INDOFOOD

The Company is a Hong Kong-based investment and management company with operations located in Southeast Asia. The Company's principal business interests relate to Telecommunications and Consumer Food Products.

Indofood is the premier processed-foods company in Indonesia. It is based in Jakarta, and is listed on the Jakarta and Surabaya Stock Exchanges. Through its four major business groups, Indofood offers a wide range of food products: Consumer Branded Products (Noodles, Nutrition and Special Foods, Snack Foods and Food Seasonings), Bogasari (flour and pasta), Edible Oils and Fats (Plantations, Cooking Oils, Margarine and Shortening) and Distribution. Indofood is considered as one of the world's largest instant noodles manufacturers by volume, and the largest flour miller in Indonesia. Indofood's flourmill in Jakarta is one of the largest in the world in terms of production capacity in one location. It also has an extensive distribution network in the country.

DEFINITIONS

"ACA"	PT Asuransi Central Asia, approximately 67.42% of the share capital of which is owned by Mr. Anthoni Salim and his Associates;
"Announcement"	the announcement evidenced by this document;
"Annual Cap"	the estimated maximum aggregate annual value, in relation to each respective continuing connected transaction, required by Rule 14A.35(2) of the Listing Rules;
"Associate"	has the meaning ascribed thereto under the Listing Rules, and "Associates" shall be construed accordingly;
"Company"	First Pacific Company Limited, a company incorporated in Bermuda with limited liability, whose shares are listed on the Exchange;
"Director(s)"	the director(s) of the Company;
"Exchange"	The Stock Exchange of Hong Kong Limited;
"Hong Kong"	The Hong Kong Special Administrative Region of The People's Republic of China;
"IBU"	PT Indocurance Broker Utama, 100% of the share capital of which is owned by the Salim Family;
"Indofood"	PT Indofood Sukses Makmur Tbk, a company incorporated in Indonesia, and a 51.5% owned subsidiary of the Company;
"Indofood Group"	Indofood and its subsidiaries from time to time, a "member of the Indofood Group" shall be construed accordingly;
"Insured Indofood Entities"	Indofood and members of the Indofood Group, being either subsidiaries (in accordance with the meaning given under Rule 1.01 of the Listing Rules) or divisions of Indofood, which have collectively entered into a series of continuing connected transactions with ACA and/or IBU relating to the provision of insurance by ACA in relation to assets owned by them, being Indofood, PT Cipta Kemas Abadi, PT ISM Food Ingredients Division, PT Mekar Prima Lestari, ISM Bogasari Flour Mills Division, PT Indolakto Makmur, PT Indomarco Adi Prima, PT Tristara Makmur, PT Putri Daya Usahatama, PT Salim Ivomas Pratama, PT Gizindo Prima Nusantara, PT Indofood Fritolay Makmur, PT Indosentra Pelangi, PT Surya Rengo Containers and PT Pelayaran Tahta Bahtera;
"Listing Rules"	the Rules Governing the Listing of Securities on the Exchange;
"Salim Family"	Mr. Anthoni Salim, his father Mr. Soedono Salim and his brother Mr. Andree Salim; and
"Transactions"	each of the continuing connected transactions concerning the provision of insurance entered into between each of the Insured Indofood Entities and ACA and/or IBU as described in further detail in the text of this Announcement.

Unless stated otherwise, translations of quoted currency values are made on an approximate basis and at the rate of US$1.00 = Rupiah 9,180 = HK$7.8. Percentages and figures expressed in millions have been rounded.

By Order of the Board
First Pacific Company Limited
Nancy LI
Company Secretary

Hong Kong, 3rd November 2006

As at the date of this Announcement, the Board of Directors of First Pacific comprises the following Directors:

Anthoni Salim, *Chairman*	Tedy Djuhar
Manuel V. Pangilinan, *Managing Director and CEO*	Sutanto Djuhar
Edward A. Tortorici	Ibrahim Risjad
Robert C. Nicholson	Benny S. Santoso
Ambassador Albert F. del Rosario	Graham L. Pickles*
Edward K.Y. Chen*, *GBS, CBE, JP*	David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*